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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25                 -----------------
                                                               SEC FILE NUMBER
                          NOTIFICATION OF LATE FILING              1-5742
                                                              -----------------
(Check One): [ ] Form 10-K [ ] Form 20-F [X] Form 10-Q        -----------------
             [ ] Form N-SAR                                   CUSIP NUMBER

               For Period Ended: August 28, 1999              -----------------
               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                              Rite Aid Corporation
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Full Name of Registrant

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Former Name if Applicable

                                 30 Hunter Lane
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Address of Principal Executive Office (Street and Number)

                              Camp Hill, PA 17011
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof,
[X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Additional work is necessary to complete the financial statements for the quarter ended August 28, 1999 and all reported prior year results. This is due in part to the company's decision to restate its historical financial statements as announced in its press release dated October 11, 1999. The company is currently assessing the impact of such restatements. The company intends to file the Form 10-Q on or before October 18, 1999.
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                               General Reporting

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Joseph S. Speaker                (717)             761-2633
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                  (Name)                  (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filled? If
     answer is no, identify report(s).                       [X] Yes  [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                 [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that there will be a significant change in the results of operations for the thirteen weeks ended August 28, 1999. The company expects to record a net loss for the quarter of approximately $70 million, which includes store closing costs of approximately $34.4 million, as disclosed in its press release on October 11, 1999, and filed as an Exhibit to a Form 8-K filed on October 11, 1999, filed as an exhibit to a form 8-k filed on October 12, 1999.

                              Rite Aid Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date October 12, 1999        By /s/ Joseph S. Speaker
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                                Name:  Joseph S. Speaker
                                Title: Senior Vice President and
                                       Chief Accounting Officer